DGAP Total Voting Rights Announcement: AIXTRON SE / Total Voting Rights Announcement AIXTRON SE: Release according to Article 26a of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

30.06.2016 / 17:10
Total Voting Rights Announcement according to Article 26a of the WpHG transmitted by DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Publication of total number of voting rights

1.    Details of issuer

AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany

2.    Type of capital measure

	Type of capital measure	Date of status / date of effect
X	Conditional capital increase (Sec. 26a para. 2 WpHG)	30.06.2016
	Other capital measure (Sec. 26a para. 1 WpHG)

3. New total number of voting rights:

112737030

30.06.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.
Archive at www.dgap.de

Language:	English

Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Internet:	www.aixtron.com

End of News DGAP News Service

474803  30.06.2016